mwe.com

December 6, 2021

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Attn:	Todd Schiffman, 202-551-3491 Sandra Hunter Berkheimer, 202-551-3758 Michelle Miller, 202-551-3368 Sharon Blume, 202-551-3474

Re:	Larkspur Health Acquisition Corp.
Amendment No. 5 to Registration Statement on Form S-1
Filed November 8, 2021
File No. 333-256056

Ladies and Gentlemen:

On behalf of Larkspur Health Acquisition Corp. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated November 18, 2021, relating to the above referenced Amendment No. 5 to Registration Statement on Form S-1 (File No. 333-256056) filed by the Company on November 8, 2021 (the “Registration Statement”).

Concurrent with the submission of this letter, the Company is filing via EDGAR Amendment No. 6 to Registration Statement on Form S-1 (File No. 333-256056) (“Amendment No. 6”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. We have also enclosed a courtesy copy of Amendment No. 6, marked to indicate changes from the Registration Statement filed on November 8, 2021, as Exhibit A. For your convenience, the Company is also delivering via email a copy of this letter.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in Amendment No. 6.

Amendment to Form S-1

Summary, page 1

1.	Please provide a more detailed definition of the “Additional Sponsor Investors.”

Response: In response to the Staff’s comments, we have revised page 1 of the registration statement to provide a more detailed definition of the “Additional Sponsor Investors.”

Common Stock, page 11

2.	Please indicate if the total includes the 21,777 shares of Class B common stock issued to Francis Knuettel II as reflected in Exhibit 10.21. If appropriate, please make corresponding revisions throughout the prospectus to reference this issuance. In addition, tell us whether Francis Knuettel II has registration rights as we note that he did not sign Exhibit 10.9 as an Additional Sponsor Investor. Finally, tell us what relation Francis Knuettel II has to any of the parties in this offering.

Response: In response to the Staff’s comments, we have clarified in footnote 2 on page 11 of the registration statement that the total includes the reissuance of 21,777 shares of Class B common stock to Francis Knuettel II. We have also made corresponding revisions throughout the prospectus. Francis Knuettel II and the other Additional Sponsor Investors have registration rights and will sign the Registration Rights Agreement in the form filed as Exhibit 10.9. Thomas Poletti, one of the Additional Sponsor Investors, is one of the attorneys and a partner of Manatt, Phelps & Phillips, LLP, the underwriter’s counsel. Neither Francis Knuettel II nor any of the other Additional Sponsor Investors have any relations to the parties in this offering.

Limited payments to insiders, page 27

3.	Please discuss Mr. Briones interest in the Brio Agreement which you disclose on page 125.

Response: In response to the Staff’s comments, we have discussed Mr. Briones’s interest in the Brio Agreement on page 27 of the registration statement.

Principal Stockholders, page 122

4.	Clarify how Footnote 4 applies to Messrs. O’Connor and Briones. In addition, tell us why Larkspur Health LLC is not listed in the table.

Response: In response to the Staff’s comments, we have revised the footnotes on page 123 of the registration statement. In addition, we have listed Larkspur Health LLC in the principal stockholders table.

Please contact me at 212-547-5885 if you have any questions or require any additional information in connection with this letter or the Company’s submission of its Registration Statement on Form S-1.

Sincerely,

/s/ Robert Cohen

cc: Daniel J. O’Connor, Chief Executive Officer